Exhibit 99.1

Philip Harlow Joins Telesat Government Solutions as President

OTTAWA, CANADA AND ARLINGTON, VIRGINIA - December 19, 2022 –Telesat (NASDAQ and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced the appointment of Philip Harlow as President of Telesat Government Solutions, a U.S.-incorporated, wholly-owned subsidiary of Telesat that is focused on providing resilient and secure satellite solutions to the U.S. Government and allied nations.

With over 25 years of leadership experience, Mr. Harlow joins Telesat Government Solutions with deep knowledge and expertise in delivering SATCOM solutions to government users, including the U.S. Department of Defense and law enforcement and emergency services personnel. He most recently was the President and CEO of DTC Communications, where he was brought in to define the corporate strategy, team and technology infrastructure for short and long-term growth. Prior to that, he was the Vice President of the Global Solutions Group for SES Government Solutions, where he spearheaded business development capture activities and engineered trusted solutions for government and defence customers. From 2010-2018, he served as President and Chief Operating Officer of XTAR, LLC, designing innovative ways for military and government users to access commercial space platforms. Prior to XTAR, Mr. Harlow held a variety of executive and engineering roles with leading defense integrators and satellite operators, including Caprock Communications, DRS Technical Services, Intelsat General and Esatel Communications.

“Philip’s distinguished career in delivering best-in-class solutions to the U.S. Government and defense sector spans leadership roles with satellite operators, SATCOM integrators, and military service. He’s the right choice for executing our vision of delivering assured, cutting-edge solutions to support the U.S. Government and allied nations’ defense missions,” stated Dan Goldberg, President and CEO of Telesat.

“This is a transformative time in the satellite industry, and the perfect time to join Telesat Government Solutions as we execute pathfinder programs to make the DoD’s proliferated LEO vision a reality,” stated Philip Harlow. “The upcoming Telesat Lightspeed network is a game-changer for government customers - far more advanced than any other LEO system - and will deliver enterprise-class LEO connectivity for unsurpassed flexibility and resiliency to meet mission requirements in a contested space environment.”

Mr. Harlow will replace Tom Eaton, who announced this past summer that he would be retiring from the company at the end of the year after serving as President of Telesat Government Solutions since October 2021, in addition to seven successful years as Telesat’s Vice President of International Sales.

Goldberg continued, “I’d like to thank Tom for his trusted leadership and significant contributions to Telesat and Telesat Government Solutions, including the recently announced contract awards for the NASA Communications Services Project (CSP) and the Defense Advanced Research Projects Agency (DARPA) Space-BACN program. Tom has been a tremendous colleague and we wish him all the best in his well-deserved retirement.”

About Telesat Government Solutions

Telesat U.S. Services, LLC (dba Telesat Government Solutions) is a wholly-owned, U.S.-incorporated subsidiary of leading satellite operator Telesat. Telesat Government Solutions provides reliable and secure global communications networks that the U.S. Government and allies require and the information superiority and mission assurance they demand. Telesat Government Solutions offers resilient infrastructure and real-time operations management, leveraging the most cutting-edge satellite technologies.

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s Low Earth Orbit (“LEO”) satellite network, will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds. For updates on Telesat, follow us on Twitter @Telesat, LinkedIn, or visit www.telesat.com.

Media Contact:

Lynette Simmons

+1 613 748 8729

pr@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact, including financial outlook for 2022 and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. All statements made in this press release are made only as of the date set forth at the beginning of this release. Telesat Corporation undertakes no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release.

These forward-looking statements are based on Telesat Corporation’s current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat Corporation’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: inflation, risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; the impact of COVID-19 on Telesat Corporation’s business and the economic environment; the ability to deploy successfully an advanced global LEO satellite constellation, and the timing of any such deployment; the availability of government and/or other funding for the LEO satellite constellation; the receipt of proceeds in relation to the re-allocation of C-band spectrum; volatility in exchange rates; the ability to expand Telesat Corporation’s existing satellite utilization; and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat Corporation’s annual report on Form 20-F for the year ended December 31, 2021, that was filed on March 18, 2022, and the Form 6-K reports filed for the first three, six and nine month periods of 2022, with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval (“SEDAR”), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedar.com.